LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

October 13, 2015

Heather Percival

Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	LDK Solar CO., Ltd.

Amendment No. 2 to Registration Statement on Form F-3

Filed September 25, 2015

File No. 333-205446

Dear Ms. Percival and Mr. Mancuso:

This is in response to the Staff’s comment letter of October 2, 2015 relating to the amendment no. 2 to our registration statement on Form F-3 filed on September 25, 2015. For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Selling Securityholders, page 29

1.	Please reconcile the number of securities in the table on page 29 with the number of securities identified in the fee table on the facing page of this registration statement.

We respectfully advise the Staff that it is unclear to us what is sought. The amounts shown on page 29 correspond to the amounts shown on the facing page, $119,852,600 principal amount of Convertible Senior Notes Due 2018 and 90,005,979 ordinary shares registered for resale. The further 800,000,000 ordinary shares represent the estimated number of shares issuable on conversion of the Convertible Senior Notes Due 2018, which are not registered for resale. We have made additional changes on page 29 (and in the fee table on the facing page correspondingly) in response to Staff comment #2 below. We believe our presentation is in line with Item 507 of Regulation S-K.

2.	Please revise the table on page 29 to clarify the number of ordinary shares underlying the offered notes that are being offered by each selling security holder via this registration statement.

We respectfully advise the Staff that we have included additional disclosure as requested.

Signatures, page II-3

3.	We note the revision to the last signature on page II-3. Please clarify who signed your registration statement in the capacity of controller or principal accounting officer. See Signatures Instruction 1 to Form F-3.

We respectfully advise the Staff that Roger Yu, former Financial Controller, has resigned from his position and our company and that Mr. Liqun Mao is the Principal Accounting Manager as well as an Assistant Financial Controller of our company. We revised the English expression of his “Deputy Financial Controller” title to “Assistant Financial Controller” to be more accurate in reflecting his title in Chinese. We have revised the signature page accordingly.

Mr. Mao joined our accounting department in August 2006 and served in various managerial positions in our accounting department and our internal audit department until September 2010 when he became the head of our accounting department. He also became our assistant financial controller in July 2013.

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

Exhibit 8.2

3.	We note your response to prior comment 3. However, we also note that counsel’s opinion as reflected in your disclosure beginning on page 31 continues to use the term “should” in several circumstances without making clear why a “will” opinion cannot be given and describing the degree of uncertainty. For example, we note that the term “should” in the last paragraph on page 31 and in the second paragraph on page 32. Please filed a revised opinion accordingly, and provide risk factor or other appropriate disclosure setting forth the risks of each such uncertain tax matter.

We respectfully advise the Staff that we have further revised the PRC tax disclosure in light of the Staff comment and advice from our PRC counsel.

4.	We note that counsel’s opinion as reflected in your disclosure beginning on page 31 is stated in terms of “if” you are a resident enterprise. It remains unclear what counsel’s opinion is with regard to your “resident enterprise” status. Please file an opinion that clearly indicates counsel’s conclusions. For guidance if counsel’s opinion is subject to uncertainty, please see Section III.C.4 of Staff Legal Bulletin No. 19 (October 14, 2011).

We respectfully advise the Staff that our PRC counsel has revised its PRC tax opinion to explain the uncertainty of our tax status under the current PRC law.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408-777-8848.

Sincerely,

/s/ Xingxue Tong
Name:	Xingxue Tong
Title:	President & Chief Executive Officer

/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)

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